

January 27, 2012

Via E-Mail
Mr. Peter C. Wallace
Chief Executive Officer
Robbins & Myers, Inc.
10586 Highway 75 North
Willis, TX   77378

> **Re: Robbins & Myers, Inc.**
> **Form 10-K for fiscal year ended August 31, 2011**
> **Filed October 27, 2011**
> **File No. 1-13651**

Dear Mr. Wallace:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended August 31, 2011

Note 3 – Acquisition, page 38

1.   We note you used a third party valuation for certain non-monetary assets, intangible assets and contingencies. While in future filings, management may elect to take responsibility for the fair value valuation, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Section 141 of the Securities Act Section 7 and Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Item 11. Executive Compensation, page 62

2.   We note that the median of the peer group is a "starting" or "reference" point for each component of pay, as well as target total compensation, and that adjustments to the targets are made for the factors you mention. Please tell us, and revise future filings to describe in more specific detail for each named executive officer, where the targeted amount of each component you pay and total compensation falls in relation to the median and how the factors you note relate to any material differences above or below the median. In addition, if the amounts you actually pay differ materially from the targeted amounts, please ensure your disclosure in future filings describes the reasons for the differences. Please also tell us, and revise future filings to clarify, how the market data you mention relates to the "type and design of the various elements" you pay, such as how the peer group data relates to the type, amount and allocation of equity awards you grant, as well as changes to those types, amounts and allocations on a year-to-year basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney at (202) 551-3841 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief